UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DouYu International Holdings Limited
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

25985W105**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “DOYU.” Every ten ADSs represent one ordinary share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105

1.	Names of Reporting Persons Shaojie Chen
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,441,949 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,441,949 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,949 ordinary shares (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person IN

(1) Represents 5,441,949 ordinary shares held by Warrior Ace Holding Limited, a British Virgin Islands company wholly owned by Mr. Shaojie Chen, which consists of (i) 1,197,554 ordinary shares in the form of ADSs, and (ii) 4,244,395 ordinary shares.

(2) Calculated based on 31,977,664 ordinary shares issued and outstanding as of December 31, 2022.

CUSIP No. 25985W105

1.	Names of Reporting Persons Warrior Ace Holding Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,441,949 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,441,949 ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,949 ordinary shares (1)
10.	Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 17.0% (2)
12.	Type of Reporting Person CO

(1) Represents 5,441,949 ordinary shares held by Warrior Ace Holding Limited, a British Virgin Islands company wholly owned by Mr. Shaojie Chen, which consists of (i) 1,197,554 ordinary shares in the form of ADSs, and (ii) 4,244,395 ordinary shares.

(2) Calculated based on 31,977,664 ordinary shares issued and outstanding as of December 31, 2022.

Item 1(a).	Name of Issuer:

DouYu International Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, The People’s Republic of China

Item 2(a).	Name of Person Filing:

Shaojie Chen

Warrior Ace Holding Limited

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Shaojie Chen

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People's Republic of China

Warrior Ace Holding Limited

Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Shaojie Chen: People’s Republic of China

Warrior Ace Holding Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, ten of which represent one ordinary share, par value $0.0001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.0001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power:
Shaojie Chen	5,441,949	17.0% (1)	0	5,441,949	0	5,441,949	17.0%
Warrior Ace Holding Limited	5,441,949	17.0% (2)	0	5,441,949	0	5,441,949	17.0%

(1) The percentage of class of securities beneficially owned by Shaojie Chen is based on a total of 31,977,664 ordinary shares of the Issuer issued and outstanding as of December 31, 2022.

(2) The percentage of class of securities beneficially owned by Warrior Ace Holding Limited is based on a total of 31,977,664 ordinary shares of the Issuer issued and outstanding as of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Shaojie Chen

By:	/s/ Shaojie Chen
Name: Shaojie Chen

Warrior Ace Holding Limited

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2023

Shaojie Chen

By:	/s/ Shaojie Chen
Name: Shaojie Chen

Warrior Ace Holding Limited

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Title: Director